

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2011

<u>Via Facsimile</u>
Kevin Mansell
Chairman, President and Chief Executive Officer
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

> **Re:** **Kohl's Corporation**
> **Form 10-K for Fiscal Year Ended January 29, 2011**
> **Filed March 18, 2011**
> **Form 10-Q for Fiscal Quarter Ended April 30, 2011**
> **Filed June 1, 2011**
> **File No. 001-11084**

Dear Mr. Mansell:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief